SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 3)*

Navistar International Corporation

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

63934E108

(CUSIP Number)

Janet Yeung

MHR Fund Management LLC

40 West 57th Street

New York, New York 10019

(212) 262-0005

(Name, Address and Telephone Number of Person Authorized to Receive Notices of Communication)

October 5, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 12 Pages)

CUSIP No. 63934E108	13D	(Page 2 of 12 Pages)

1	NAME OF REPORTING PERSON MHR INSTITUTIONAL PARTNERS III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,394,601
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,394,601
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,394,601
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 63934E108	13D	(Page 3 of 12 Pages)

1	NAME OF REPORTING PERSON MHR INSTITUTIONAL ADVISORS III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,394,601
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,394,601
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,394,601
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 63934E108	13D	(Page 4 of 12 Pages)

1	NAME OF REPORTING PERSON MHR FUND MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,275,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,275,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,275,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.98%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 63934E108	13D	(Page 5 of 12 Pages)

1	NAME OF REPORTING PERSON MHR HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,275,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,275,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,275,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.98%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 63934E108	13D	(Page 6 of 12 Pages)

1	NAME OF REPORTING PERSON MARK H. RACHESKY, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,275,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,275,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,275,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.98%
14	TYPE OF REPORTING PERSON (see instructions) IN; HC

Explanatory Note

This statement on Schedule 13D (this “Statement”) amends and supplements, as Amendment No. 3, the Schedule 13D filed on June 15, 2012 (the “Initial Schedule 13D”), which was amended on June 25, 2012 by Amendment No. 1 to the Initial Schedule 13D (“Amendment No. 1”) and on July 10, 2012 by Amendment No. 2 to the Initial Schedule 13D (“Amendment No. 2” and, together with Amendment No. 1 and the Initial Schedule 13D, the “Schedule 13D”) and relates to shares of common stock, par value $0.10 per share (the “Common Stock”), of Navistar International Corporation (the “Issuer”). Capitalized terms used in this Statement but not defined herein shall have the respective meanings given to such terms in Amendment No. 2.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following paragraph:

On August 2, 2012, Master Account, Capital Partners (100) and Institutional Partners III acquired an aggregate of 25,000 shares of Common Stock in open market purchases for aggregate consideration (excluding commissions) of $517,697.50. All of the funds required to acquire such shares were obtained from the capital of Master Account, Capital Partners (100) and Institutional Partners III.

Item 4.	Purpose of the Transaction

Item 4 is hereby amended by adding the following:

After conversations between representatives of the Reporting Persons and the Issuer, the Reporting Persons (together with certain of their affiliates) and the Issuer entered into a Settlement Agreement, effective October 5, 2012 (“Settlement Agreement”) and certain of the Reporting Persons and the Issuer entered into a Registration Rights Agreement, effective October 5, 2012 (“Registration Rights Agreement”). A copy of each of the Settlement Agreement and Registration Rights Agreement are attached hereto as Exhibits 1 and 2, respectively, and are incorporated herein by reference.

Item 5.	Interests in Securities of the Issuer

Item 5 is hereby amended by deleting such item in its entirety and replacing it with the following:

The percentages set forth below are calculated based on information contained in the Issuer’s Form 10—Q for the quarterly period ended July 31, 2012, which disclosed that there were 68,588,952 shares of Common Stock outstanding as of August 31, 2012.

(a) (i) Master Account may be deemed to be the beneficial owner of 776,604 shares of Common Stock held for its own account (approximately 1.1% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d–3(d)(1)(i) under the Act).

(ii) Capital Partners (100) may be deemed to be the beneficial owner of 103,795 shares of Common Stock held for its own account (approximately 0.2% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d–3(d)(1)(i) under the Act).

(iii) Advisors may be deemed to be the beneficial owner of 880,399 shares of Common Stock (approximately 1.3% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d–3(d)(1)(i) under the Act). This number consists of (A) 776,604 shares of Common Stock held for the account of Master Account and (B) 103,795 shares of Common Stock held for the account of Capital Partners (100).

(iv) Institutional Partners III may be deemed to be the beneficial owner of 9,394,601 shares of Common Stock held for its own account (approximately 13.7% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d–3(d)(1)(i) under the Act).

(v) Institutional Advisors III may be deemed to be the beneficial owner of 9,394,601 shares of Common Stock (approximately 13.7% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d–3(d)(1)(i) under the Act). This number consists of 9,394,601 shares of Common Stock held for the account of Institutional Partners III.

(vi) Fund Management may be deemed to be the beneficial owner of 10,275,000 shares of Common Stock (approximately 14.98% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d–3(d)(1)(i) under the Act). This number consists of all of the shares of Common Stock otherwise described in this Item 5 by virtue of Fund Management’s investment management agreement with Master Account, Capital Partners (100) and Institutional Partners III.

(vii) MHR Holdings may be deemed to be the beneficial owner of 10,275,000 shares of Common Stock (approximately 14.98% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d–3(d)(1)(i) under the Act). This number consists of all of the shares of Common Stock otherwise described in this Item 5 by virtue of MHR Holdings’ position as the managing member of Fund Management.

(viii) Dr. Rachesky may be deemed to be the beneficial owner of 10,275,000 shares of Common Stock (approximately 14.98% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d–3(d)(1)(i) under the Act). This number consists of all of the shares of Common Stock otherwise described in this Item 5 by virtue of Dr. Rachesky’s position as the managing member of each of Advisors, Institutional Advisors III and MHR Holdings.

(b) (i) Master Account may be deemed to have (x) the sole power to direct the disposition of 776,604 shares of Common Stock which may be deemed to be beneficially owned by Master Account as described above, and (y) the sole power to direct the voting of 776,604 shares of Common Stock which may be deemed to be beneficially owned by Master Account as described above.

(ii) Capital Partners (100) may be deemed to have (x) the sole power to direct the disposition of 103,795 shares of Common Stock which may be deemed to be beneficially owned by Capital Partners (100) as described above, and (y) the sole power to direct the voting of 103,795 shares of Common Stock which may be deemed to be beneficially owned by Capital Partners (100) as described above.

(iii) Advisors may be deemed to have (x) the sole power to direct the disposition of 880,399 shares of Common Stock which may be deemed to be beneficially owned by Advisors as described above, and (y) the sole power to direct the voting of 880,399 shares of Common Stock which may be deemed to be beneficially owned by Advisors as described above.

(iv) Institutional Partners III may be deemed to have (x) the sole power to direct the disposition of 9,394,601 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners III as described above, and (y) the sole power to direct the voting of 9,394,601 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners III as described above.

(v) Institutional Advisors III may be deemed to have (x) the sole power to direct the disposition of 9,394,601 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors III as described above, and (y) the sole power to direct the voting of 9,394,601 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors III as described above.

(vi) Fund Management may be deemed to have (x) the sole power to direct the disposition of 10,275,000 shares of Common Stock which may be deemed to be beneficially owned by Fund Management as described above, and (y) the sole power to direct the voting of 10,275,000 shares of Common Stock which may be deemed to be beneficially owned by Fund Management as described above.

(vii) MHR Holdings may be deemed to have (x) the sole power to direct the disposition of 10,275,000 shares of Common Stock which may be deemed to be beneficially owned by MHR Holdings as described above, and (y) the sole power to direct the voting of 10,275,000 shares of Common Stock which may be deemed to be beneficially owned by MHR Holdings as described above.

(viii) Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of 10,275,000 shares of Common Stock which may be deemed to be beneficially owned by Dr. Rachesky as described above, and (y) the sole power to direct the voting of 10,275,000 shares of Common Stock which may be deemed to be beneficially owned by Dr. Rachesky as described above.

(c) See Annex A.

(d) (i) The partners of Master Account, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Stock held for the account of Master Account in accordance with their partnership interests in Master Account.

(ii) The partners of Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Stock held for the account of Capital Partners (100) in accordance with their partnership interests in Capital Partners (100).

(iii) The partners of Institutional Partners III, including Institutional Advisors III, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Stock held for the account of Institutional Partners III in accordance with their partnership interests in Institutional Partners III.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

Item 6 is hereby amended by adding the following:

The information set forth in Item 4 above and Exhibits 1 and 2 to this Statement are incorporated into this Item 6 by reference.

Item 7.	Material to be filed as Exhibits.

Exhibit No.	Description
1	Settlement Agreement, effective October 5, 2012, by and among MHR Capital Partners Master Account LP, MHR Capital Partners (100) LP, MHR Holdings LLC, MHR Institutional Partners III LP, MHR Fund Management LLC, MHR Advisors LLC, MHR Institutional Advisors III LLC, Mark H. Rachesky, M.D., and Navistar International Corporation.

2	Registration Rights Agreement, effective October 5, 2012, by and among MHR Capital Partners Master Account LP, MHR Capital Partners (100) LP and MHR Institutional Partners III LP.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: October 9, 2012

MHR INSTITUTIONAL PARTNERS III, LP
By:	MHR Institutional Advisors III LLC, its General Partner

By:	/s/ Janet Yeung
Name:	Janet Yeung
Title:	Authorized Signatory

MHR INSTITUTIONAL ADVISORS III, LLC

By:	/s/ Janet Yeung
Name:	Janet Yeung
Title:	Authorized Signatory

MHR FUND MANAGEMENT LLC

By:	/s/ Janet Yeung
Name:	Janet Yeung
Title:	Authorized Signatory

MHR HOLDINGS LLC

By:	/s/ Janet Yeung
Name:	Janet Yeung
Title:	Authorized Signatory

MARK H. RACHESKY, M.D.

By:	/s/ Janet Yeung, Attorney in Fact

Annex A

Transaction Date	Person Named in Item 5(a)	Common Stock Acquired	Weighted Average Price ($) [1] [2]	Price Range ($)	Description of Transaction
August 2, 2012	Master Account	1,997	20.7079	20.46 - 20.95	Open Market Purchase
August 2, 2012	Capital Partners (100)	266	20.7079	20.46 - 20.95	Open Market Purchase
August 2, 2012	Institutional Partners III	22,737	20.7079	20.46 - 20.95	Open Market Purchase

(1)	Excluding commissions.
(2)	The Reporting Persons undertake to provide, upon request by the Staff of the Securities and Exchange Commission, full information regarding the number of shares of Common Stock purchased at each separate price.

EXECUTION VERSION

SETTLEMENT AGREEMENT

This Settlement Agreement, effective as of October 5, 2012 (this “Agreement”), is by and among the persons and entities listed on Schedule A hereto (collectively, the “MHR Group”, and individually a “member” of the MHR Group) and Navistar International Corporation (the “Company”). In consideration of and reliance upon the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. Reserved

2. Board and Committee Representation.

(a) The Company agrees:

(i)	no later than October 8, 2012, to appoint Mark H. Rachesky (the designee of the MHR Group) or his Replacement (as hereinafter defined) (Mr. Rachesky and his Replacement, the “MHR Nominee”), as a Class I or Class II director in replacement of a director serving on the Board of the Company on the date hereof (any such director, an “Incumbent Director”), subject, if not previously executed, to such nominee’s execution and delivery to the Company of the Company’s standard director nomination documentation, in the form previously provided to the MHR Group (which documentation included such nominee’s consent to be named as a nominee in the Company’s proxy statement for the Company’s 2013 annual meeting of stockholders, which shall not be held later than February 28, 2013 (the “2013 Annual Meeting”), and to serve as a director if so elected (collectively, the “Nomination Documents”));

(ii)	Reserved

(iii)

to appoint an additional person approved by the Company, such approval not to be unreasonably withheld or delayed (any such person, an “Acceptable Person”) (or such person’s Replacement) mutually designated by the MHR Group and the Icahn Group (as defined in that certain Settlement Agreement by and among the Company and the members of the Icahn Group signatory thereto, dated as of October 5, 2012 (the “Other Shareholder Agreement”; such Icahn Group members entering into such Settlement Agreement, the “Other Shareholder”, and the person so mutually designated by the MHR Group and the Icahn Group, the “Mutual

Designee”) to the Board, as a Class I or Class II director in replacement of an Incumbent Director (and, if such proposed designee is not an Acceptable Person, the MHR Group and the Other Shareholder shall be entitled to continue designating a potential Mutual Designee until such proposed designee is an Acceptable Person), subject, if not previously executed, to such nominee’s execution and delivery to the Company of the Nomination Documents and the resignation referred to in Section 2(c); provided, that if, for any reason, the MHR Group and the Other Shareholder fail to provide the Company with written notice of the selection of any designee prior to the later of December 15, 2012 and twenty (20) days after notice from the Company that a particular designee is not an Acceptable Person, then the right of the MHR Group and the Other Shareholder to designate the Mutual Designee shall immediately and permanently terminate. The Company agrees that any appointment of a Mutual Designee shall occur within three (3) business days after receipt of written notice by the Company from the MHR Group and the Other Shareholder of such selection of an Acceptable Person as described herein and the other documents described in this Section 2(a)(iii). The Company represents that the Other Shareholder Agreement contains the same terms and conditions as this Agreement (other than a provision relating to the termination of that certain agreement between the Company and Other Shareholders, dated November 14, 2011 and the withdrawal of the Other Shareholder’s books and records demand and related matters), including the Confidentiality Agreement (as hereinafter defined), but with all references to the Icahn Group, the Icahn Affiliates and the Icahn Nominee under this Agreement being changed to the Other Shareholder, the Other Shareholder Affiliates and the Other Shareholder Nominee, as applicable, and such other modifications as are necessary or appropriate to reflect the Other Shareholder as a party;

(iv)	to include the MHR Nominee and the Mutual Designee in the Company’s slate of nominees for election as directors of the Company at the 2013 Annual Meeting;

(v)	subject to (A) compliance with applicable New York Stock Exchange listing requirements, being, as of the date hereof, those set forth in Sections 303A.02 and 303A.04 of the New York Stock Exchange listed company manual (the “NYSE Manual”) and (B) compliance with changes in applicable law after the date hereof, no later than October 8, 2012, and at all times thereafter provided an MHR Nominee is a member of the Board, to include an MHR Nominee on the Nominating and Corporate Governance Committee (or such other committee responsible for the organizational structure of the Board and its committees, including the search to identify a chief executive officer). The Company hereby acknowledges and agrees that the MHR Nominee does not have a material relationship with the Company as such term is used in Section 303A.02 of the NYSE Manual by virtue of the MHR Group’s beneficial ownership of shares of Common Stock as of the date hereof;

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(vi)	should any MHR Nominee or the Mutual Designee resign from the Board or be rendered unable to, or refuse to, be appointed to, or to serve on, the Board (other than as a result of not being nominated by the Company for an Annual Meeting subsequent to the 2013 Annual Meeting), the MHR Group, in the case of any MHR Nominee, and the MHR Group and the Other Shareholder, in the case of the Mutual Designee, shall be entitled to designate a replacement that is an Acceptable Person for each such MHR Nominee or Mutual Designee (and if such proposed designee is not an Acceptable Person, the MHR Group, in the case of the MHR Nominee, and the MHR Group and the Other Shareholder, in the case of the Mutual Designee, shall be entitled to continue designating a replacement until such proposed designee is an Acceptable Person) (a “Replacement”); and the Company shall take all necessary action within its control necessary to satisfy the requirements under Section 2(a) as promptly as practicable. Any such Replacement who becomes a Board member in replacement of an MHR Nominee shall be deemed to be the MHR Nominee for all purposes under this Agreement, and any such Replacement who becomes a Board member in replacement of the Mutual Designee shall be deemed to be the Mutual Designee for all purposes under this Agreement, and in each case, prior to his or her appointment to the Board, shall be required to execute the Nomination Documents and an irrevocable resignation as director in the form attached hereto as Exhibit B or Exhibit C (as applicable) and deliver it to the Company;

(vii)	to use commercially reasonable efforts to cause the election of the MHR Nominee and the Mutual Designee to the Board at the 2013 Annual Meeting (including recommending that the Company’s stockholders vote in favor of the election of the MHR Nominee and the Mutual Designee, including such nominees in the Company’s proxy statement for the 2013 Annual Meeting and otherwise supporting such nominees for election in a manner no less rigorous and favorable than the manner in which the Company supports its other nominees in the aggregate);

(viii)

for any Annual Meeting subsequent to the 2013 Annual Meeting, to notify the MHR Group prior to the August 31st immediately preceding such Annual Meeting (which such date of notification shall in no event be less than 20 calendar days before the advance notice deadlines set forth in Sections 8 and 9 of the Company’s Amended and Restated Bylaws, as such date may change from time to time) whether any MHR Nominee or the Mutual Designee will be nominated by the Company for election as a

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director at such Annual Meeting and to use commercially reasonable efforts to cause the election of any such nominees so nominated by the Company (including recommending that the Company’s stockholders vote in favor of the election of any such nominees, including such nominees in the Company’s proxy statement for such Annual Meeting and otherwise supporting any such nominee for election in a manner no less rigorous and favorable than the manner in which the Company supports its other nominees in the aggregate);

(ix)	that as of the date hereof, the Company represents and warrants that the Board is composed of ten (10) directors and that there are no vacancies on the Board. The Company agrees that, from and after the date hereof, so long as an MHR Nominee is a member of the Board, the Company shall not take any action, or support any person who is seeking, to increase the size of the Board above ten (10) directors, each having one vote on all matters; and

(x)	no later than October 5, 2012, the Company shall disband the Executive Committee of the Board and amend its by-laws and the applicable corporate governance guidelines of the Company to eliminate the Executive Committee of the Board; and if the Company subsequently creates an executive committee and at such time an MHR Nominee is a member of the Board, to include an MHR Nominee on such executive committee.

(b) Notwithstanding the foregoing, if at any time after the date hereof, the MHR Group, together with all controlled Affiliates of the members of the MHR Group (such controlled Affiliates, collectively and individually, the “MHR Affiliates”), ceases collectively to beneficially own (as defined in Rule 13d-3 promulgated by the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), at least 5,137,500 shares of Common Stock as of such date, (1) the MHR Group shall cause the MHR Nominee to promptly tender his or her resignation from the Board and any committee of the Board on which he or she then sits and (2) the Company shall have no further obligations under this Section 2. In furtherance of this Section 2(b), any MHR Nominee shall, prior to his or her appointment to the Board, and each member of the MHR Group shall cause each such MHR Nominee to, execute an irrevocable resignation as director in the form attached hereto as Exhibit B and deliver it to the Company. For purposes of this Agreement: the term “Affiliate” shall have the meaning set forth in Rule 12b-2 promulgated by the SEC under the Exchange Act; and the terms “person” or “persons” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability or unlimited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature.

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(c) Notwithstanding the foregoing, if at any time after the date hereof, the Board Representation Period for either the MHR Group or the Other Shareholder (such period with respect to the Other Shareholder as defined in the Other Shareholder Agreement) terminates, then the Mutual Designee shall promptly tender his or her resignation from the Board and any committee of the Board on which he or she then sits; provided, however that if, and so long as, the Board Representation Period remains in effect for either the MHR Group or the Other Shareholder (either the MHR Group or the Other Shareholder, as applicable, the “Continuing Shareholder”) and such group beneficially owns at least 10.0% of the outstanding shares of Common Stock, then the MHR Group or the Other Shareholder, as applicable, shall be entitled to designate an Acceptable Person as a Replacement to replace the Mutual Designee. If the Continuing Shareholder does not beneficially own at least 10.0% of the outstanding shares of Common Stock, then the Continuing Shareholder shall cease to have any rights related to the appointment of a Mutual Designee under this Agreement. In furtherance of this Section 2(c), the Mutual Designee shall, prior to his or her appointment to the Board, execute an irrevocable resignation as director in the form attached hereto as Exhibit C and deliver it to the Company.

3. Certain Other Matters.

(a) So long as the Company has complied and is complying with its obligations set forth in this Agreement, from and after the date hereof until the later of (x) the conclusion of the 2013 Annual Meeting and (y) the date that an MHR Nominee is no longer a member of the Board (it being understood that if such an MHR Nominee is no longer a member of the Board due to circumstances in which the MHR Group would be entitled to appoint a Replacement pursuant to Section 2(a)(vi), an MHR Nominee shall be deemed to continue to be a member of the Board for all purposes of this Agreement until such time as the MHR Group irrevocably waives in writing any right to designate such a Replacement or appoints such a Replacement) (the later of the foregoing periods, the “Board Representation Period”), no member of the MHR Group shall, directly or indirectly, and each member of the MHR Group shall cause each MHR Affiliate not to, directly or indirectly, (i) solicit proxies or written consents of stockholders or conduct any other type of referendum (binding or non-binding) with respect to the Voting Securities (as defined below), or from the holders of the Voting Securities, or become a “participant” (as such term is defined in Instruction 3 to Item 4 of Schedule 14A promulgated under the Exchange Act) in or assist any third party in any “solicitation” of any proxy, consent or other authority (as such terms are defined under the Exchange Act) to vote any shares of the Voting Securities (other than such encouragement, advice or influence that is consistent with Company management’s recommendation in connection with such matter), (ii) encourage, advise or influence any other person or assist any third party in so encouraging, assisting or influencing any person with respect to the giving or withholding of any proxy, consent or other authority to vote or in conducting any other type of referendum (other than such encouragement, advice or influence that is consistent with Company management’s recommendation in connection with such matter), (iii) form or join in a partnership, limited partnership, syndicate or other group, including without limitation a group as defined under Section 13(d) of the Exchange Act, with respect to the Voting Securities (it being understood that a Permitted Person (or Permitted Persons) as long as it is (or they are) such engaging in Permitted Activities (each as defined in the Rights Plan) shall not be deemed to be or create a “group” for purposes of this clause (iii)), or otherwise support or

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participate in any effort by a third party with respect to the matters set forth in clause (i) above, (iv) present at any Annual Meeting or any special meeting of the Company’s stockholders any proposal for consideration for action by stockholders or (except as explicitly permitted by this Agreement) propose any nominee for election to the Board, other than through action at the Board by the MHR Nominee acting in his or her capacity as such, (v) grant any proxy, consent or other authority to vote with respect to any matters (other than to the named proxies included in the Company’s proxy card for any annual meeting of stockholders (an “Annual Meeting”)) or deposit any of the Voting Securities held by the MHR Group or the MHR Affiliates in a voting trust or subject them to a voting agreement or other arrangement of similar effect with respect to any Annual Meeting except as provided in Section 3(b) below, (vi) make any request under Section 220 of the Delaware General Corporation Law, (vii) make, or cause to be made, by press release or similar public statement to the press or media, any statement or announcement that constitutes an ad hominem attack on, or otherwise disparages (as distinct from objective statements reflecting business criticism), the Company, its officers or its directors or any person who has served as an officer or director of the Company in the past or (viii) institute, solicit, assist or join, as a party, any litigation, arbitration or other proceeding against or involving the Company or any of its current or former directors or officers (including derivative actions). As used in this Agreement, the term “Voting Securities” shall mean the common stock, par value $0.10 per share, of the Company (the “Common Stock”) and any other securities of the Company entitled to vote in the election of directors, or securities convertible into, or exercisable or exchangeable for Common Stock or other securities, whether or not subject to the passage of time or other contingencies. For so long as the Rights Agreement (or a New Rights Plan) is in effect, no “Permitted Activity” under the Rights Agreement (or New Rights Plan) shall constitute a violation of this Section 3(a) or 3(c).

(b) So long as the Company has complied and is complying with its obligations set forth in this Agreement, during the Board Representation Period, each member of the MHR Group shall (1) cause, in the case of all Voting Securities owned of record, and (2) instruct the record owner, in the case of all shares of Voting Securities Beneficially Owned but not owned of record, directly or indirectly, by it, or by any MHR Affiliate, as of the record date for any Annual Meeting within the Board Representation Period, in each case that are entitled to vote at any such Annual Meeting, to be present for quorum purposes and to be voted, at all such Annual Meetings or at any adjournments or postponements thereof, (i) for all directors nominated by the Board for election at such Annual Meeting and (ii) in accordance with the recommendation of the Board for the ratification of the appointment of the Company’s independent public accounting firm set forth in the Company’s proxy statement for any such Annual Meeting.

(c) So long as the Company has complied and is complying with its obligations set forth in this Agreement, during the Board Representation Period, each member of the MHR Group agrees (and agrees to cause each MHR Affiliate to comply with the provisions of this Section 3(c)) not to (A) acquire (in the aggregate with all other members of the MHR Group and all MHR Affiliates) Beneficial Ownership of Voting Securities that would exceed the greater of (x) 14.99% of the then total outstanding Voting Securities and (y) the percentage of outstanding shares then used in the definition of Acquiring Person (as defined in the Rights Agreement, as amended from time to time, dated as of June 19, 2012, between the Company and

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Computershare Shareowner Services LLC, as Rights Agent (the “Rights Agreement”)) (clause (x) or (y), as applicable, the “Ownership Limit”); provided, however, if the Rights Agreement is terminated, eliminated, expires or is otherwise no longer in effect, then this Section 3(c)(A) shall be of no further force and effect and no Ownership Limit shall apply to the MHR Group or (B) without the prior approval of the Board, directly, or in conjunction with any other person or entity in which it is or proposes to be either a principal, partner or financing source or is acting or proposes to act as broker or agent for compensation, propose (publicly or to the Company) or participate in, any (1) tender offer or exchange offer, merger, acquisition or other business combination involving the Company or any of its subsidiaries or (2) form of business combination or acquisition or other transaction relating to a material amount of the assets of the Company or any of its subsidiaries. As used in this Agreement, the term “Beneficial Ownership” of “Voting Securities” means ownership of: (i) Voting Securities, (ii) rights or options to own or acquire any Voting Securities (whether such right or option is exercisable immediately or only after the passage of time or upon the satisfaction of one or more conditions (whether or not within the control of such person), compliance with regulatory requirements or otherwise) and (iii) any other economic exposure to Voting Securities, including, without limitation, through any derivative transaction that gives any such person or any of such person’s controlled Affiliates the economic equivalent of ownership of an amount of Voting Securities due to the fact that the value of the derivative is explicitly determined by reference to the price or value of Voting Securities, or which provides such person or any of such person’s controlled Affiliates an opportunity, directly or indirectly, to profit, or to share in any profit, derived from any change in the value of Voting Securities, in any case without regard to whether (x) such derivative conveys any voting rights in Voting Securities to such person or any of such person’s controlled Affiliates, (y) the derivative is required to be, or capable of being, settled through delivery of Voting Securities, or (z) such person or any of such person’s controlled Affiliates may have entered into other transactions that hedge the economic effect of such Beneficial Ownership of Voting Securities. For purposes of this Section 3(c), no Person shall be, or be deemed to be, the “Beneficial Owner” of, or to “beneficially own,” any securities beneficially owned by any director of the Company to the extent such securities were acquired directly from the Company by such director as or pursuant to director compensation for serving as a director of the Company.

(d) Each member of the MHR Group hereby releases the Company and its subsidiaries, and each and all of their respective past or present directors, officers, stockholders, employees, advisors, attorneys, agents, predecessors, successors and assigns, from any and all claims of any kind whatsoever, whether known or unknown, accrued or unaccrued, that any member of the MHR Group may have that arise out of acts, events, transactions, decisions, statements, disclosures or omissions, whether known or unknown, occurring before the date of this Agreement and that relate to the Company.

4. Public Announcements. No earlier than 8:30 a.m., New York City time, on the first trading day after the date hereof, the Company shall announce this Agreement and the material terms hereof by means of a press release reasonably satisfactory to the parties (in the form so released, the “Press Release”). Neither the Company nor the MHR Group shall make any public announcement or statement that is inconsistent with or contrary to the statements made in the Press Release, except as required by law or the rules of any stock exchange or with the prior written consent of the other party. The Company acknowledges that the MHR Group will comply with its obligations under Section 13(d) of the Exchange Act and intends to file this Agreement as an exhibit to its Schedule 13D.

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5. Confidentiality Agreement. The Company hereby agrees that: (i) the MHR Nominee is permitted to and may provide confidential information in accordance with the terms of the confidentiality agreement in the form attached hereto as Exhibit D (the “Confidentiality Agreement”) and (ii) the Company will execute and deliver the Confidentiality Agreement to the MHR Group substantially contemporaneously with execution and delivery thereof by the other signatories thereto.

6. Rights Agreement. The Company hereby:

(a)(i) waives, as of the date hereof, any right available to the Company under the Rights Agreement that could allow the Company to assert or declare that the MHR Group is, or at any time prior to the date hereof became, an Acquiring Person (as defined in the Rights Agreement), and (ii) agrees, as of the date hereof, not to assert, declare or claim in any manner whatsoever, that the MHR Group is, or previously became, an Acquiring Person, in each case, based on, relating to, or concerning, any event, action, conduct, discussion or communication that has occurred prior to the date hereof (other than any binding agreement);

(b)(i) agrees that entering into this Agreement or exercising any rights under Section 2(a)(iii) or 2(a)(vi) of this Agreement shall not result in the MHR Group having previously become, or becoming, an Acquiring Person (as defined in the Rights Agreement or any provision having a similar effect under any New Rights Plan (as defined below)), and (ii) waives, as of the date hereof and at such later time, any right available to the Company under the Rights Agreement that could allow the Company to assert or declare that any matter referred to in clause (b)(i) resulted in the MHR Group having previously become, or becoming, an Acquiring Person;

(c) agrees that any discussions or communications by or among the MHR Group and other stockholders of the Company, which occur after the date hereof and before October 12, 2012, that relate to the Other Shareholder’s actions in connection with the Other Shareholder Agreement and the reasons therefor (and the advisability of entering into this Agreement) shall not result in either the MHR Group or the Other Shareholder becoming an Acquiring Person;

(d) agrees that the agreements and waivers set forth in clauses (a), (b) and (c) above by the Company shall constitute a determination and interpretation by the Board pursuant to Section 29 of the Rights Agreement for the purpose of administering the Rights Agreement;

(e) within four (4) business days following the date hereof, agrees to file with the SEC a fully executed copy of Amendment Number One (“Amendment Number One”) to the Rights Agreement in substantially the form attached hereto as Exhibit E and dated and effective as of the date hereof, which form of amendment has been approved by the Board on or prior to the date hereof; and

8

(f) so long as an MHR Nominee is a member of the Board, and except for Amendment Number One, agrees not to amend, modify, supplement or replace the Rights Agreement, or adopt a New Rights Plan, that, in each case, would be inconsistent with, or restrict the rights, powers, or privileges created by this Section 6 (including but not limited to Exhibit E hereto) except with the unanimous agreement of each member of the Board. For purposes of this Agreement, a “New Rights Plan” shall mean any plan or arrangement of the sort commonly referred to as a “rights plan” or “stockholder rights plan” or “shareholder rights plan” or “poison pill” that is designed to prevent or make more difficult a hostile takeover of the corporation by increasing the cost to a potential acquirer in such a takeover either through the issuance of new rights, shares of common stock or preferred stock or any other security or device that may be issued to stockholders of the corporation other than ratably to all stockholders of the corporation that carry severe redemption provisions, favorable purchase provisions or otherwise, and any related rights agreement.

7. Other Shareholder Agreement. From and after the date hereof, so long as an MHR Nominee is a member of the Board, the Company agrees that if it amends, modifies or waives the Other Shareholder Agreement or grants any rights, or otherwise enters into any arrangement, agreement or understanding with the Other Shareholder relating to the types of matters contemplated by this Agreement that provide any right more favorable than those set forth in this Agreement, that the Company shall offer the same rights to the MHR Group.

8. Representations and Warranties of All Parties. Each of the parties represents and warrants to the other party that:

(a) Such party has all requisite company power and authority to execute and deliver this Agreement and to perform its obligations hereunder;

(b) This Agreement has been duly and validly authorized, executed and delivered by it and is a valid and binding obligation of such party, enforceable against such party in accordance with its terms; and

(c) This Agreement will not result in a violation of any terms or conditions of any agreements to which such person is a party or by which such party may otherwise be bound or of any law, rule, license, regulation, judgment, order or decree governing or affecting such party.

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9. Representations and Warranties of MHR Group. Each member of the MHR Group jointly represents and warrants that, as of the date of this Agreement, (i) they collectively Beneficially Own, an aggregate of 10,275,000 shares of Common Stock and (ii) except for such ownership, no member of the MHR Group, individually or in the aggregate with all other members of the MHR Group and MHR Affiliates, has any other Beneficial Ownership of, and/or economic exposure to, any Voting Securities, including, without limitation, through any derivative transaction described in the definition of “Beneficial Ownership” above.

10. Board Resolution. The Company hereby represents and warrants that the Board has adopted the resolutions in the form attached as Exhibit F.

11. Miscellaneous. The parties hereto recognize and agree that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy. Accordingly, each party agrees that in addition to other remedies the other party shall be entitled to at law or equity, the other party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Court of Chancery or other federal or state courts of the State of Delaware. In the event that any action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law. Furthermore, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the Court of Chancery or other federal or state courts of the State of Delaware in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it shall not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the Court of Chancery or other federal or state courts of the State of Delaware, and each of the parties irrevocably waives the right to trial by jury, (d) agrees to waive any bonding requirement under any applicable law, in the case any other party seeks to enforce the terms by way of equitable relief and (e) irrevocably consents to service of process by a reputable overnight mail delivery service, signature requested, to the address of such party’s principal place of business or as otherwise provided by applicable law. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING WITHOUT LIMITATION VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE WITHOUT GIVING EFFECT TO THE CHOICE OF LAW PRINCIPLES OF SUCH STATE.

12. No Waiver. Any waiver by any party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

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13. Entire Agreement. This Agreement and the Confidentiality Agreement contain the entire understanding of the parties with respect to the subject matter hereof and may be amended only by an agreement in writing executed by the parties hereto.

14. Notices. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, if (a) given by telecopy and email, when such telecopy and email is transmitted to the telecopy number set forth below and sent to the email address set forth below and the appropriate confirmation is received or (b) if given by any other means, when actually received during normal business hours at the address specified in this subsection:

if to the Company:

Navistar International Corporation

2701 Navistar Drive

Lisle, Illinois 60532

Facsimile: (331) 332-3186

Email: curt.kramer@navistar.com

Attention: Curt Kramer

With a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

155 N. Wacker Drive

Suite 2700

Chicago, Illinois 60606

Facsimile: (312) 407-0411

Email: charles.mulaney@skadden.com

Attention: Charles W. Mulaney, Jr.

                  Richard C. Witzel, Jr.

if to the MHR Group:

MHR Fund Management LLC

40 West 57th Street, 24th Floor

New York, NY 10019

Attn: Janet Yeung, Esq.

Telephone: (212) 262-0005

Facsimile: (212) 262-9356

15. Severability. If at any time subsequent to the date hereof, any provision of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon the legality or enforceability of any other provision of this Agreement.

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16. Counterparts. This Agreement may be executed in two or more counterparts which together shall constitute a single agreement.

17. Successors and Assigns. This Agreement shall not be assignable by any of the parties to this Agreement. This Agreement, however, shall be binding on successors of the parties hereto.

18. No Third Party Beneficiaries. This Agreement is solely for the benefit of the parties hereto and is not enforceable by any other persons.

19. Fees and Expenses. Neither the Company, on the one hand, nor the MHR Group, on the other hand, will be responsible for any fees or expenses of the other in connection with this Agreement.

20. Interpretation and Construction. Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed the same with the advice of said independent counsel. Each party and its counsel cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties hereto, and any controversy over interpretations of this Agreement shall be decided without regards to events of drafting or preparation. The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

[Signature Pages Follow]

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IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement, or caused the same to be executed by its duly authorized representative as of the date first above written.

NAVISTAR INTERNATIONAL CORPORATION

By:	/s/ Curt A. Kramer
Name: Curt A. Kramer Title: Corporate Secretary

MHR CAPITAL PARTNERS MASTER ACCOUNT LP MHR CAPITAL PARTNERS (100) LP

By: MHR Advisors LLC
Its: General Partner

By:	/s/ Mark H. Rachesky, M.D.
Name: Mark H. Rachesky, M.D. Title: President

MHR HOLDINGS LLC

By:	/s/ Mark H. Rachesky, M.D.
Name: Mark H. Rachesky, M.D. Title: President

MHR INSTITUTIONAL PARTNERS III LP

By: MHR Institutional Advisors III LLC
Its: General Partner

By:	/s/ Mark H. Rachesky, M.D.
Name: Mark H. Rachesky, M.D. Title: President

MHR FUND MANAGEMENT LLC

By:	/s/ Mark H. Rachesky, M.D.
Name: Mark H. Rachesky, M.D. Title: President

MHR ADVISORS LLC

By:	/s/ Mark H. Rachesky, M.D.
Name: Mark H. Rachesky, M.D. Title: President

MHR INSTITUTIONAL ADVISORS III LLC

By:	/s/ Mark H. Rachesky, M.D.
Name: Mark H. Rachesky, M.D. Title: President

/s/ Mark H. Rachesky, M.D.
Mark H. Rachesky, M.D.

SCHEDULE A

MHR Holdings LLC

MHR Fund Management LLC

MHR Capital Partners Master Account LP

MHR Capital Partners (100) LP

MHR Advisors LLC

MHR Institutional Advisors III LLC

MHR Institutional Partners III LP

Mark H. Rachesky, M.D.

EXHIBIT A

[RESERVED]

EXHIBIT B

FORM OF IRREVOCABLE RESIGNATION

                    , 201__

Board of Directors

Navistar International Corporation

2701 Navistar Drive

Lisle, Illinois 60532

Re: Resignation

Ladies and Gentlemen:

This irrevocable resignation is delivered pursuant to Section 2(a)(vi) or 2(b) of that certain Settlement Agreement, effective as of October 5, 2012, between Navistar International Corporation and the members of the MHR Group signatory thereto (the “Agreement”). Capitalized terms used herein but not defined shall have the meaning set forth in the Agreement. Effective only upon, and subject to, such time as the MHR Group, together with all of the MHR Affiliates, ceases collectively to “beneficially own” (as defined in Rule 13d-3 under the Exchange Act) at least 5,137,500 shares of Common Stock, I hereby resign from my position as a director of the Company and from any and all committees of the Board on which I serve.

Sincerely,

Name:

EXHIBIT C

FORM OF IRREVOCABLE RESIGNATION

                  , 201

Board of Directors

Navistar International Corporation

2701 Navistar Drive

Lisle, Illinois 60532

Re: Resignation

Ladies and Gentlemen:

This irrevocable resignation is delivered pursuant to Section 2(a)(vi) or 2(c) of that certain Settlement Agreement, effective as of October 5, 2012, between Navistar International Corporation and the members of the MHR Group signatory thereto (the “MHR Agreement”) and Section 2(c) of that certain Settlement Agreement, dated October 5, 2012, between Navistar International Corporation and the members of the Other Shareholder signatory thereto. Capitalized terms used herein but not defined shall have the meaning set forth in the MHR Agreement. Effective only at such time that the Board Representation Period for either the MHR Group or the Other Shareholder terminates, I hereby resign from my position as a director of the Company and from any and all committees of the Board on which I serve.

Sincerely,

Name:

EXHIBIT D

[CONFIDENTIALITY AGREEMENT]

NAVISTAR INTERNATIONAL CORPORATION

[            ], 201[ ]

To: [Each of the persons or entities listed on Schedule A hereto (the “MHR Group”)]

Ladies and Gentlemen:

This letter agreement shall become effective upon the appointment of any MHR Nominee to the Board of Directors (the “Board”) of Navistar International Corporation (the “Company”) at which time the parties shall execute the signature page hereto. Capitalized terms used but not otherwise defined herein shall have the meanings given to such terms in the Settlement Agreement (the “Settlement Agreement”), effective as of October 5, 2012, among the Company and the MHR Group. The Company understands and agrees that, subject to the terms of, and in accordance with, this letter agreement, the MHR Nominee may, if and to the extent he or she desires to do so (in his or her sole and absolute discretion), disclose information he or she obtains while a member of the Board to you and your Representatives (as hereinafter defined) and to any Designating Person that has executed a confidentiality agreement with the Company and its attorneys, directors, officers and employees subject to such confidentiality agreement, and may discuss such information with any and all such persons. As a result, you may receive certain non-public information regarding the Company. You acknowledge that this information is proprietary to the Company and may include trade secrets or other business information the disclosure of which could harm the Company. In consideration for, and as a condition of, the information being furnished to you and, subject to the restrictions in paragraph 2, your attorneys, directors, officers and employees (collectively, the “Representatives”), you agree to treat any and all information concerning the Company or any of its subsidiaries or affiliates that is furnished to you or your Representatives (regardless of the manner in which it is furnished, including without limitation in written or electronic format or orally, gathered by visual inspection or otherwise) by any MHR Nominee, or by or on behalf of the Company, together with any notes, analyses, reports, models, compilations, studies, interpretations, documents, records or extracts thereof containing, referring, relating to, based upon or derived from such information, in whole or in part (collectively, “Evaluation Material”), in accordance with the provisions of this letter agreement, and to take or abstain from taking the other actions hereinafter set forth. The term “Designating Person” shall mean any Person that has entered into an agreement with the Company pursuant to which such person has the right to designate one or more members of the Board and a designee of such Person is serving as a member of the Board at such time.

1. The term “Evaluation Material” does not include information that (i) is or has become generally available to the public other than as a result of a direct or indirect disclosure by you or your Representatives in violation of this letter agreement or any obligation of confidentiality, (ii) was within your or any of your Representatives’ possession on a non-confidential basis prior to its being furnished to you by any MHR Nominee, or by or on behalf of the Company or its agents, representatives, attorneys, advisors, directors, officers or employees (collectively, the “Company Representatives”) or (iii) is received from a source other than any MHR Nominee, the Company or any of the Company Representatives; provided, that in the case of (ii) or (iii) above, the source of such information was not believed to you, after reasonable inquiry of the disclosing person, to be bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to the Company or any other person with respect to such information at the time the same was disclosed.

2. You and your Representatives will, and you will cause your Representatives to, (a) keep the Evaluation Material strictly confidential and (b) not disclose any of the Evaluation Material in any manner whatsoever without the prior written consent of the Company; provided, however, that you may disclose any of such information: (A) to your Representatives (i) who need to know such information for the sole purpose of advising you and (ii) who are informed by you of the confidential nature of such information; provided, further, that you will be responsible for any violation of this letter agreement by your Representatives as if they were parties hereto, except that you will not be so responsible with respect to any such Representative who has executed a copy of this letter agreement as an Additional Signatory and delivered such signed copy to the Company or (B) to any Designating Person who has executed a copy of a confidentiality agreement with the Company and its attorneys, directors, officers and employees subject to such confidentiality agreement. It is understood and agreed that no MHR Nominee shall disclose to you or your Representatives any Legal Advice (as defined below) that may be included in the Evaluation Material with respect to which such disclosure would constitute waiver of the Company’s attorney client privilege or attorney work product privilege; provided, however, that an MHR Nominee may provide such disclosure if such MHR Nominee shall not have taken any action, or failed to take any action, that has the purpose or effect of waiving attorney-client privilege or attorney work product privilege with respect to any portion of such Legal Advice and if reputable outside legal counsel of national standing provides the Company with a written opinion that such disclosure will not waive the Company’s attorney client privilege or attorney work product privilege with respect to such Legal Advice. “Legal Advice” as used herein shall be solely and exclusively limited to the advice provided by legal counsel and shall not include factual information or the formulation or analysis of business strategy.

3. In the event that you or any of your Representatives are required by applicable subpoena, legal process or other legal requirement to disclose any of the Evaluation Material, you will promptly notify (except where such notice would be legally prohibited) the Company in writing by facsimile and certified mail so that the Company may seek a protective order or other appropriate remedy (and if the Company seeks such an order, you will provide such cooperation as the Company shall reasonably request), at its cost and expense. Nothing herein shall be deemed to prevent you or your Representatives, as the case may be, from honoring a subpoena, legal process or other legal requirement that requires discovery, disclosure or production of the Evaluation Material if (a) you produce or disclose only that portion of the Evaluation Material which your outside legal counsel of national standing advises you is legally required to be so produced or disclosed and you inform the recipient of such Evaluation Material of the existence of this letter agreement and the confidential nature of such Evaluation Material; or (b) the Company consents in writing to having the Evaluation Material produced or disclosed pursuant to the subpoena, legal process or other legal requirement. In no event will you or any of your Representatives oppose action by the Company to obtain a protective order or other relief to prevent the disclosure of the Evaluation Material or to obtain reliable assurance that confidential treatment will be afforded the Evaluation Material. It is understood that there shall be no “legal requirement” requiring you to disclose any Evaluation Material solely by virtue of the fact that, absent such disclosure, you would be prohibited from purchasing, selling, or engaging in derivative or other transactions with respect to, the Common Stock of the Company or otherwise proposing or making an offer to do any of the foregoing or making any offer, including any tender offer, or you would be unable to file any proxy materials in compliance with Section 14(a) of the Exchange Act or the rules promulgated thereunder.

4. You acknowledge that (a) none of the Company or any of the Company Representatives makes any representation or warranty, express or implied, as to the accuracy or completeness of any Evaluation Material, and (b) none of the Company or any of the Company Representatives shall have any liability to you or to any of your Representatives relating to or resulting from the use of the Evaluation Material or any errors therein or omissions therefrom. You and your Representatives shall not directly or indirectly initiate contact or communication with any executive or employee of the Company other than the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer concerning Evaluation Material, or to seek any information in connection therewith from any such person other than the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, without the prior consent of the Company; provided, however, the restriction in this sentence shall not in any way apply to any MHR Nominee or other Board members.

5. All Evaluation Material shall remain the property of the Company. Neither you nor any of your Representatives shall by virtue of any disclosure of and/or your use of any Evaluation Material acquire any rights with respect thereto, all of which rights (including all intellectual property rights) shall remain exclusively with the Company. At any time after the date on which no MHR Nominee is a director of the Company, upon the request of the Company for any reason, you will promptly return to the Company all hard copies of the Evaluation Material and use commercially reasonable efforts to permanently erase or delete all electronic copies of the Evaluation Material in your or any of your Representatives’ possession or control (and, upon the request of the Company, shall certify to the Company that such Evaluation Material has been erased or deleted, as the case may be). Notwithstanding the return or erasure or deletion of Evaluation Material, you and your Representatives will continue to be bound by the obligations contained herein.

6. You acknowledge, and will advise your Representatives, that the Evaluation Material may constitute material non-public information under applicable federal and state securities laws, and that you shall not, and you shall use your commercially reasonable efforts to ensure that your Representatives, do not, trade or engage in any derivative or other transaction, on the basis of such information in violation of such laws.

7. You hereby represent and warrant to the Company that (i) you have all requisite company power and authority to execute and deliver this letter agreement and to perform your obligations hereunder, (ii) this letter agreement has been duly authorized, executed and delivered by you, and is a valid and binding obligation, enforceable against you in accordance with its terms, (iii) this Agreement will not result in a violation of any terms or conditions of any agreements to which you are a party or by which you may otherwise be bound or of any law, rule, license, regulation, judgment, order or decree governing or affecting you, and (iv) your entry into this Agreement does not require approval by any owners or holders of any equity interest in you (except as has already been obtained).

8. Any waiver by the Company of a breach of any provision of this letter agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this letter agreement. The failure of the Company to insist upon strict adherence to any term of this letter agreement on one or more occasions shall not be considered a waiver or deprive the Company of the right thereafter to insist upon strict adherence to that term or any other term of this letter agreement.

9. You acknowledge and agree that the value of the Evaluation Material to the Company is unique and substantial, but may be impractical or difficult to assess in monetary terms. You further acknowledge and agree that in the event of an actual or threatened violation of this letter agreement, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy. Accordingly, you acknowledge and agree that, in addition to any and all other remedies which may be available to the Company at law or equity, the Company shall be entitled to an injunction or injunctions to prevent breaches of this letter agreement and to enforce specifically the terms and provisions of this letter agreement exclusively in the Court of Chancery or other federal or state courts of the State of Delaware. In the event that any action shall be brought in equity to enforce the provisions of this letter agreement, you shall not allege, and you hereby waive the defense, that there is an adequate remedy at law.

10. Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the Court of Chancery or other federal or state courts of the State of Delaware in the event any dispute arises out of this letter agreement or the transactions contemplated by this letter agreement, (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it shall not bring any action relating to this letter agreement or the transactions contemplated by this letter agreement in any court other than the Court of Chancery or other federal or state courts of the State of Delaware, and each of the parties irrevocably waives the right to trial by jury, (d) agrees to waive any bonding requirement under any applicable law, in the case any other party seeks to enforce the terms by way of equitable relief, and (e) irrevocably consents to service of process by a reputable overnight delivery service, signature requested, to the address of such party’s principal place of business or as otherwise provided by applicable law. THIS LETTER AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING WITHOUT LIMITATION VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE WITHOUT GIVING EFFECT TO THE CHOICE OF LAW PRINCIPLES OF SUCH STATE.

11. This letter agreement and the Settlement Agreement contain the entire understanding of the parties with respect to the subject matter hereof and thereof and this letter agreement may be amended only by an agreement in writing executed by the parties hereto.

12. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, if (a) given by telecopy and email, when such telecopy is transmitted to the telecopy number set forth below and sent to the email address set forth below and the appropriate confirmation is received or (b) if given by any other means, when actually received during normal business hours at the address specified in this subsection:

If to the Company:	Navistar International Corporation
2701 Navistar Drive
Lisle, Illinois 60532
Attention: Curt Kramer
Facsimile: (331) 332-3186
Email: curt.kramer@navistar.com

With a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
155 N. Wacker Drive
Suite 2700
Chicago, Illinois 60606
Attention: Charles W. Mulaney, Jr.
Richard C. Witzel, Jr.
Facsimile: (312) 407-0411
Email: charles.mulaney@skadden.com

if to the MHR Group:
MHR Fund Management LLC
40 West 57th Street, 24th Floor
New York, NY 10019
Attn: Janet Yeung, Esq.
Telephone: (212) 262-0005
Facsimile: (212) 262-9356

13. If at any time subsequent to the date hereof, any provision of this letter agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon the legality or enforceability of any other provision of this letter agreement.

14. This letter agreement may be executed in two or more counterparts which together shall constitute a single agreement.

15. This letter agreement and the rights and obligations herein may not be assigned or otherwise transferred, in whole or in part, by you without the express written consent of the Company. This letter agreement, however, shall be binding on successors of the parties hereto.

16. The MHR Group shall cause any Replacement for an MHR Nominee appointed to the Board pursuant to Section 2(a)(vi) of the Settlement Agreement to execute a copy of this letter agreement.

17. This letter agreement shall expire two (2) years from the date on which any MHR Nominee ceases to be a director of the Company; except that you shall maintain in accordance with the confidentiality obligations set forth herein any Evaluation Material constituting trade secrets for such longer time as such information constitutes a trade secret of the Company as defined under 18 U.S.C. § 1839(3).

[Signature Pages Follow]

Please confirm your agreement with the foregoing by signing and returning one copy of this letter agreement to the undersigned, whereupon this letter agreement shall become a binding agreement between you and the Company.

Very truly yours,

NAVISTAR INTERNATIONAL CORPORATION

By:
Name:
Title:

Accepted and agreed as of the date first written above:

MHR CAPITAL PARTNERS MASTER ACCOUNT LP MHR CAPITAL PARTNERS (100) LP

By: MHR Advisors LLC Its: General Partner

By:
Name: Mark H. Rachesky, M.D.
Title: President

MHR HOLDINGS LLC

By:
Name: Mark H. Rachesky, M.D.
Title: President

MHR INSTITUTIONAL PARTNERS III LP

By: MHR Institutional Advisors III LLC Its: General Partner

By:
Name: Mark H. Rachesky, M.D.
Title: President

MHR FUND MANAGEMENT LLC

By:
Name: Mark H. Rachesky, M.D.
Title: President

MHR ADVISORS LLC

By:
Name: Mark H. Rachesky, M.D.
Title: President

MHR INSTITUTIONAL ADVISORS III LLC

By:
Name: Mark H. Rachesky, M.D.
Title: President

Mark H. Rachesky, M.D.

SCHEDULE A

MHR Holdings LLC

MHR Fund Management LLC

MHR Capital Partners Master Account LP

MHR Capital Partners (100) LP

MHR Advisors LLC

MHR Institutional Advisors III LLC

MHR Institutional Partners III LP

Mark H. Rachesky, M.D.

EXHIBIT E

AMENDMENT NO. 1 TO

RIGHTS AGREEMENT

This Amendment No. 1 (this “Amendment”) is dated as of October [•], 2012 (the “Effective Date”) and amends that certain Rights Agreement, dated as of June 19, 2012 (the “Rights Agreement”) between Navistar International Corporation, a Delaware corporation (the “Company”), and Computershare Shareowner Services LLC, a New Jersey limited liability company, as rights agent (the “Rights Agent”). Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Rights Agreement.

WHEREAS, on October 5, 2012, the Board determined it is in the best interests of the Company and its stockholders to amend the Rights Agreement on the terms set forth herein;

WHEREAS, in accordance with Section 27 of the Rights Agreement, prior to the Distribution Date, the Company may, and the Rights Agent, if directed by the Company, shall, from time to time supplement or amend this Agreement without the approval of any holders of shares of Common Stock;

WHEREAS, the Rights Agent is hereby directed to join in this Amendment; and

WHEREAS, an officer of the Company has delivered to the Rights Agent a certificate as to the compliance of this Amendment with the terms of Section 27 of the Rights Agreement.

NOW, THEREFORE, in consideration of the premises and the respective agreements set forth herein, the parties hereby agree as follows:

1. Amendment of the Rights Agreement.

(a)	Section 1(aa), the definition of “Person”, is hereby amended by replacing it in its entirety with the following:

“Person” shall mean any individual, firm, corporation, partnership, limited liability company, trust, association, syndicate or other entity.

(b)	Section 1 is hereby amended by adding the following definitions:

“Any Other Agreement” means any agreement or arrangement between the Company and any other Person pursuant to which such Person, or its Affiliates, has the right to designate one or more members of the Board.

“Designating Person” shall mean any Person that is a signatory to either the Icahn Agreement or Any Other Agreement, or the Affiliates or Associates of such Person; provided that a designee of such signatory is serving as a member of the Board at such time.

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“Icahn Agreement” means the Settlement Agreement, dated as of October 5, 2012, among the Company and the signatories thereto.

“Permitted Activity” means (i) any Permitted Person serving as a director on the Board or the Company’s Subsidiaries (or as a member of any committee thereof) or voting or taking any action in his capacity as a director of the Company or any of its Subsidiaries (or as a member of any committee thereof), (ii) any non-public discussion or communication by any Permitted Person with respect to: (A) voting or any action to be taken by any director of the Company or any of its Subsidiaries (or any committee thereof) in his capacity as a director of the Company or any of its Subsidiaries, (B) any vote or action taken, to be taken or proposed to be taken by any director of the Company or any of its Subsidiaries (or any committee thereof) in his capacity as a director of the Company or any of its Subsidiaries (or as a member of any committee thereof) or (C) any proposal to be made to the Board (or applicable board of directors of any Company Subsidiary) by any director of the Company or its Subsidiaries (or any committee thereof) in his capacity as a director of the Company or any of its Subsidiaries, or (iii) any non-public discussion or communication by any Permitted Person with respect to matters related to the Company. For the avoidance of doubt, it is understood that no agreement, arrangement or understanding shall exist or be deemed to exist between, by or among any Permitted Persons by virtue of: (1) any Permitted Person engaging in any Permitted Activity with any other Permitted Person and subsequently voting or taking any other action similar to the vote or other action taken by another Permitted Person or (2) any decisions or conclusions of any Permitted Persons: (x) relating to the manner that a director should vote on any matter or (y) that a director should present any matter to the Board and/or any officer of the Company (it being understood that no such activity can bind a director from his or her right to freely vote and act in accordance with his or her fiduciary duties as a director). For example, if two Permitted Persons meet (either alone or with any board members) and discuss a matter to be acted on, or that they would like to be acted on, by the Board, and those two Permitted Persons reach a conclusion as to how they would like directors to vote or act, and those Permitted Persons tell any board members that conclusion and that the Permitted Persons would like the board members to vote or act in accordance with that conclusion, such activity is “Permitted Activity.”

“Permitted Person” shall mean (i) any member of the Board or (ii) any Affiliate or Associate of a member of the Board, or of any Designating Person or (iii) any employee, officer, director or advisor of any Person referred to in clauses (i), (ii) or (iii).

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(c)	The proviso immediately following clause (iv) of Section 1(f), the definition of “Beneficial Owner”, is hereby amended by replacing it in its entirety with the following:

provided, however, that nothing in this paragraph (f) shall:

(A)	cause a Person engaged in business as an underwriter of securities to be the “Beneficial Owner” of, or to “beneficially own,” under any clause of this paragraph (f), any securities acquired through such Person’s participation in good faith in a firm commitment underwriting until the expiration of forty days (40) after the date of such acquisition, and then only if such securities continue to be owned by such Person as the expiration of forty (40) days;

(B)	cause a Person, who is a member of the Board or who is a Designating Person, to be, or be deemed to be, the “Beneficial Owner” of, or to “beneficially own,” any securities of any Permitted Person under clauses (ii) or (iii) of this paragraph (f) as a result of engaging in any Permitted Activity; or

(C)	cause a Person to be, or be deemed to be, the “Beneficial Owner” of, or to “beneficially own,” under any clause of this paragraph (f), any securities beneficially owned by any director of the Company to the extent such securities were acquired directly from the Company by such director as or pursuant to director compensation for serving as a director of the Company.

2. No Other Amendment; Effect of Amendment. Except as and to the extent expressly modified by this Amendment, the Rights Agreement and the exhibits thereto shall remain in full force and effect in all respects without any modification. This Amendment shall be deemed an amendment to the Rights Agreement and shall become effective on the Effective Date.

3. Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. A signature to this Amendment transmitted electronically shall have the same authority, effect and enforceability as an original signature.

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4. Governing Law. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State applicable to contracts made and to be performed entirely within such State; provided, however, that all provisions regarding the rights, duties, obligations and liabilities of the Rights Agent shall be governed and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within the State of New York, without regard to the principles or rules concerning conflicts of law which might otherwise require application of the substantive laws of another jurisdiction.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the parties hereto have executed this Amendment No. 1 to Rights Agreement as of the date first above written.

NAVISTAR INTERNATIONAL CORPORATION

By:
Name: Title:

COMPUTERSHARE SHAREOWNER SERVICES LLC

By:
Name: Title:

EXHIBIT F

RESOLVED, that the Board of Directors (the “Board”) of Navistar International Corporation (the “Company”) has considered, and hereby deems advisable and in the best interests of the Company and its stockholders, that the Company enter into a settlement agreement with Mark H. Rachesky and certain of his affiliates (collectively, the “MHR Group”), substantially in the form discussed with the Board (the “MHR Agreement”);

RESOLVED, that the MHR Agreement, and the performance by the Company of its obligations thereunder, be, and they hereby are, authorized and approved in all respects;

RESOLVED, that each of the Chief Executive Officer, the President, the Chief Financial Officer, the Chief Operating Officer, any Vice President, any Senior Vice President, the General Counsel, the Secretary, the Treasurer and any Assistant Secretary of the Company (each an “Authorized Officer” and, collectively, the “Authorized Officers”) are, and each of them individually hereby is, authorized and directed to execute and deliver in the name of and on behalf of the Company, the MHR Agreement, together with any amendments or supplements thereto and all documentation and any related agreements to be entered into by the Company in connection therewith deemed necessary, appropriate or desirable by the Authorized Officer to effectuate the foregoing, containing such changes or additions thereto as the Authorized Officer executing the same shall, in his or her sole discretion, approve, such approval to be conclusively evidenced by the execution and delivery thereof, and that the Authorized Officers are, and each of them individually hereby is, authorized to prepare, execute and deliver, or cause to be prepared, executed and delivered, such further agreements and documents and to take such actions as contemplated by the MHR Agreement or as such Authorized Officers deem necessary, appropriate or desirable to carry out the intent of these resolutions;

RESOLVED, that, effective as of October 8, 2012, Mark H. Rachesky is hereby appointed to the Board as a Class II director to serve until the 2013 annual meeting of stockholders of the Company or until his successor is elected and qualified or until his earlier death, resignation, retirement or removal;

RESOLVED, that the requirement in Section 2 of the Company’s Corporate Governance Guidelines requiring that a director resign upon a change in his or her principal occupation or primary business affiliation is waived with respect to any director designated by the Icahn Group and/or the MHR Group pursuant to the Icahn Agreement and/or the MHR Agreement, as applicable;

RESOLVED, that, the form, terms and provisions of the Third Amended and Restated By-laws of the Company in the form described to the Board, be, and they hereby are, approved and adopted in all respects;

RESOLVED that, the form, terms and provisions of the amended and restated Corporate Governance Guidelines of the Company in the form described to the Board, be, and they hereby are, approved and adopted in all respects;

RESOLVED, that the Icahn Agreement and, if executed and delivered by the MHR Group and the Company, the MHR Agreement, contemplates that the Rights Agreement, dated as of June 19, 2012 (the “Rights Agreement”), with Computershare Shareowner Services LLC, a New Jersey limited liability company, as rights agent (the “Rights Agent”), will be amended substantially in the form in the form described to the Board (“Amendment No. 1”);

RESOLVED, that the Board has considered, and hereby declares it advisable and in the best interests of the Company and its stockholders to enter into Amendment No. 1;

RESOLVED, that the Board is permitted to authorize Amendment No. 1 pursuant to Section 27 of the Rights Agreement without the approval of holders of shares of common stock of the Company;

RESOLVED, that Amendment No. 1 be, and it hereby is, authorized and approved in all respects;

RESOLVED, that the Board directs the Authorized Officers to direct the Rights Agent, pursuant to Section 27 of the Rights Agreement, to enter into Amendment No. 1;

RESOLVED, that the Authorized Persons be, and each of them individually hereby is, authorized, in the name and on behalf of the Company, to execute, deliver and enter into Amendment No. 1, with such changes therein as shall be approved by any such Authorized Person, such approval to be conclusively evidenced by his or her execution thereof;

EXECUTION VERSION

REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT, effective as of October 5, 2012 (this “Agreement”), is entered into by and among Navistar International Corporation, a Delaware corporation (the “Company”), and the other persons and entities signatory hereto (each, a “Holder” and together, the “Holders”).

ARTICLE I

DEFINITIONS

Section 1.01 Definitions. The following terms shall have the meanings ascribed to them below:

“Agreement” means this Agreement, as amended, modified or supplemented from time to time, in accordance with the terms hereof, together with any exhibits, schedules or other attachments thereto.

“Board” has the meaning set forth in Section 2.06(a).

“Business Day” means any day other than a Saturday, Sunday or a day on which banks in New York, New York are authorized or obligated by applicable law or executive order to close or are otherwise generally closed.

“Commission” means the United States Securities and Exchange Commission or any other federal agency at the time administering either the Securities Act or the Exchange Act.

“Common Stock” means the Company’s common stock of $0.10 par value (and any other securities into which or for which the Common Stock may be converted or exchanged pursuant to a dividend, stock split, plan of recapitalization, reorganization, merger, sale of assets or otherwise).

“Company” has the meaning set forth in the preamble to this Agreement.

“Covered Person” has the meaning set forth in Section 3.01.

“Damages” has the meaning set forth in Section 3.01.

“Demand Registration” has the meaning set forth in Section 2.01(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Holder” and “Holders” has the meaning set forth in the preamble to this Agreement, and shall include any Permitted Transferee that becomes a Holder pursuant to Section 4.04.

“Holders’ Counsel” has the meaning set forth in Section 2.03.

“Indemnified Party” has the meaning set forth in Section 3.03.

“Indemnifying Party” has the meaning set forth in Section 3.03.

“FINRA” means the Financial Industry Regulatory Authority, Inc.

“Participating Holders” shall mean Holders participating in the registration relating to the Registrable Securities.

“Permitted Transferee” has the meaning set forth in Section 4.04.

“Person” shall mean any individual, corporation, partnership, firm, limited liability company, joint venture, trust, association, unincorporated organization, university, group, joint-stock company or other entity.

“Piggyback Registration” has the meaning set forth in Section 2.02(a).

“register”, “registered” and “registration” shall mean any registration effected by preparing and (a) filing a Registration Statement in compliance with the Securities Act (and any post-effective amendments filed or required to be filed) and the declaration or ordering of effectiveness of such Registration Statement, or (b) filing a prospectus and/or prospectus supplement in respect of an appropriate effective Registration Statement.

“Registrable Securities” means, subject to the last sentence of this definition, the shares of Common Stock (x) beneficially owned by any of the Holders prior to the date of this Agreement and (y) acquired by any Holder by way of a dividend, stock split, recapitalization, plan of reorganization, merger, sale of assets or otherwise. As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when (i) they are sold or

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otherwise transferred pursuant to an effective registration statement under the Securities Act, (ii) they have been sold under Rule 144 (or any similar provision then in force) under the Securities Act, (iii) they have been sold or otherwise transferred to any Person other than to a Holder or Permitted Transferee, (iv) they may immediately be sold under Rule 144 (or any similar provision then in force) under the Securities Act or (v) such shares of Common Stock shall have ceased to be outstanding.

“Registration Expenses” has the meaning set forth in Section 2.03.

“Registration Request” has the meaning set forth in Section 2.01(a).

“Registration Statement” means any registration statement of the Company on an appropriate registration form under the Securities Act that covers any of the Registrable Securities, including the prospectus, amendments and supplements thereto, and all exhibits and material incorporated by reference therein.

“Request Date” means the date of the applicable Request Notice.

“Request Notice” has the meaning set forth in Section 2.01(a).

“Requesting Holder” has the meaning set forth in Section 2.01(a).

“Scheduled Black-out Period” means, for each fiscal quarter of the Company, the period commencing on (and including) the tenth calendar day before the end of the quarter and ending on (and including) the third Business Day after the date of release for publication of the Company’s summary statements of sales and earnings for such fiscal quarter (or, in the case of the fourth quarter, the summary statement of sales and earnings for the fiscal year then ended).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Suspension Notice” has the meaning set forth in Section 2.06(a).

“Underwriter” means a securities dealer who purchases any Registrable Securities as principal in an underwritten offering and not as part of such dealer’s market-making activities.

“Underwriters’ Maximum Number” means, for any Demand Registration or Piggyback Registration, that number of securities to which such registration should, in the opinion of the managing Underwriter(s) of such registration, in the light of marketing factors (including an adverse effect on the per share offering price), be limited.

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ARTICLE II

REGISTRATION RIGHTS

Section 2.01 Demand For Registration; Underwritten Offering.

(a) Requests for Registration. Subject to the blackout provisions contained in Section 2.06 and the limitations set forth in this Section 2.01, a Holder or group of Holders (such Holder or group of Holders, the “Requesting Holder(s)”) shall have the right to require the Company to effect a registration with respect to Registrable Securities beneficially owned by such Requesting Holder(s) for an underwritten registration under the Securities Act (a “Registration Request”) by delivering a written request therefor (a “Request Notice”) to the Company specifying the number of Registrable Securities to be included in such underwritten registration by the Requesting Holder(s). In no event shall the Requesting Holder(s) make a Registration Request under this Section 2.01(a) to offer in the aggregate less 1,000,000 shares of Registrable Securities. Any registration requested by a Holder or Holders pursuant to this Section 2.01(a) is referred to in this Agreement as a “Demand Registration”. The Company shall not be obliged under this Section 2.01(a) to effect more than one (1) Demand Registration during any twelve-month period or three (3) Demand Registrations in total. For the avoidance of doubt, the Company, at its sole option, may elect to utilize an existing Registration Statement for the purpose of registering any Registrable Securities covered by a Demand Registration.

(b) Underwriting. The offering of the Registrable Securities pursuant to such Demand Registration shall be in the form of an underwritten public offering only. The Company shall select an investment banking firm of national standing to be the managing Underwriter for the offering, which firm shall be reasonably acceptable to the Requesting Holder(s). The Company and the Requesting Holder(s) shall enter into an underwriting agreement in customary form with the managing Underwriter, which underwriting agreement shall have substantially the same indemnification provisions as set forth in this Agreement.

(c) Priority on Demand Registration. If, in connection with a Demand Registration, the managing Underwriter(s) give written advice to the Company of an Underwriters’ Maximum Number, then the Company shall so advise all Requesting Holder(s) and the Company will be obligated and required to include in such registration only the Underwriters’ Maximum Number, which securities will be so included in the following order of priority: (i) first, Registrable Securities of the Requesting Holder(s), pro rata on the basis of the aggregate number of Registrable Securities owned by all Requesting Holder(s) who have delivered written requests for registration pursuant to this Section 2.01 (provided, that if the aggregate number of Registrable Securities of the Requesting Holder(s)to be included in the Demand Registration is less than 75% of the number requested to be so included by such Requesting Holder(s), the Requesting Holder(s) may withdraw such Demand Request by giving

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notice to the Company within three (3) days; if withdrawn, the Demand Request shall be deemed not to have been made for all purposes of this Agreement), (ii) second, any shares of Common Stock to be sold by the Company and (iii) third, any shares of Common Stock requested to be included pursuant to the exercise of other contractual registration rights granted by the Company (other than Holders), pro rata among such holders (if applicable) on the basis of the aggregate number of securities requested to be included by such holders.

(d) Effected Demand Registration. An offering pursuant to Section 2.01(a) shall not be counted as a Demand Registration unless such offering is completed; provided, however, that if the offering contemplated by a Request Notice does not close within 90 days of the effectiveness of registration, despite the commercially reasonable efforts of the Company, such offering shall be counted as Demand Registration, and the Company shall have no further obligations to effect such offering.

Section 2.02 Piggyback Registration.

(a) Notice of Piggyback Registration. If the Company proposes to register any of its equity securities under the Securities Act either for the Company’s own account or for the account of any of its stockholders (other than for Holder(s) pursuant to Section 2.01 or pursuant to registrations on Form S-4 or any successor form, on Form S-8 or any successor form relating solely to securities issued pursuant to any benefit plan, an offering of securities solely to then-existing stockholders of the Company, a dividend reinvestment plan, an exchange offer or a registration on any registration form which does not permit secondary sales or does not include substantially the same information as would be required to be included in a Registration Statement) (each such registration not withdrawn or abandoned prior to the effective date thereof being herein called a “Piggyback Registration”), the Company will give written notice to all Holders of such proposal not later than the twentieth (20th) day prior to the anticipated filing date of such Piggyback Registration.

(b) Piggyback Rights. Subject to the provisions contained in Section 2.02(c), the Company will be obligated and required to use commercially reasonable efforts to include in each Piggyback Registration such Registrable Securities as requested in a written notice from any Holder delivered to the Company no later than ten (10) days following delivery of the notice from the Company specified in Section 2.02(a).

(c) Priority on Piggyback Registrations. If a Piggyback Registration is an underwritten registration, and the managing Underwriter(s) shall give written advice to the Company of an Underwriters’ Maximum Number, then securities will be included in the following order of priority: (i) equity securities proposed to be included in such Piggyback Registration by the Company for its own account, or on the account of such holder or holders for whom or for which the registration was originally being effected pursuant to demand or other registration rights, as applicable, and (ii) if the Underwriters’ Maximum Number exceeds the number of securities proposed to be included pursuant to clause (i), then such excess, up to the Underwriters’ Maximum Number, shall be allocated pro rata to Participating Holders and any holders of other piggyback registration rights on the basis of the number of securities requested to be included therein by each such Person.

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(d) Selection of Underwriter(s). If the Piggyback Registration is proposed to be underwritten, the Company will so advise the Holders in the notice referred to in Section 2.02(a). In such event, the right of any Holder to registration pursuant to this Section 2.02 will be conditioned upon such holder’s participation in such underwriting and the inclusion of such holder’s Registrable Securities in the underwriting. The Company, or the holder or holders for whom or for which such registration was originally being effected pursuant to demand or other registration rights, as applicable, shall have the sole right to select the managing Underwriter(s) in any such underwritten Piggyback Registration.

Section 2.03 Registration Expenses. In connection with registrations pursuant to Section 2.01 or 2.02 hereof, the Company shall pay the following registration costs and expenses incurred in connection with the registration thereunder (the “Registration Expenses”): (i) registration and filing fees and expenses, including, without limitation, those related to filings with the Commission, (ii) fees and expenses of compliance with state securities or blue sky laws (including reasonable fees and disbursements of counsel in connection with blue sky qualifications of the Registrable Securities), (iii) reasonable processing, duplicating and printing expenses, including, without limitation, expenses of printing any prospectuses or issuer free writing prospectuses reasonably requested by any Participating Holder, (iv) the Company’s internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties, the expense of any liability insurance and the expense of any annual audit or quarterly review), (v) fees and expenses incurred in connection with listing the Registrable Securities for trading on a national securities exchange, including, without limitation, fees and expenses of The New York Stock Exchange, (vi) fees and expenses, if any, incurred with respect to any filing with FINRA, (vii) fees and expenses and disbursements of counsel for the Company and fees and expenses for independent certified public accountants retained by the Company (including, without limitation, the expenses of any comfort letters or costs associated with the delivery by independent certified public accountants of a comfort letter or comfort letters requested), and (viii) fees and expenses of any special experts retained by the Company in connection with such registration. Each Participating Holder shall be responsible for any underwriting fees, discounts or commissions as well as the fees and expenses and disbursements of counsel for any Participating Holder (“Holders’ Counsel”) attributable to the sale of Registrable Securities pursuant to a Registration Statement.

Section 2.04 Registration Procedures. In the case of each registration effected by the Company pursuant to this Agreement, the Company shall keep each Participating Holder advised in writing as to the initiation of each registration and as to the completion thereof. In connection with any such registration (in each case, to the extent applicable):

(a) The Company shall provide the Participating Holders and their counsel with a reasonable opportunity to review, and comment on, the Registration Statement with respect to Registrable Securities prior to the filing thereof with the Commission, and the Company shall consider and respond to all such comments in good faith. The Company shall prepare and file

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with the Commission a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective, or prepare and file with the Commission a prospectus supplement with respect to such Registrable Securities pursuant to an effective Registration Statement and, upon the request of the holders of a majority of the Registrable Securities registered thereunder, keep such Registration Statement effective or such prospectus supplement current, until the earlier of (A) the date on which all Registrable Securities covered thereby have been sold pursuant to such registration and (B) the expiration of ninety (90) days after such registration statement becomes effective.

(b) The Company will prepare and file with the Commission such amendments and supplements to the Registration Statement, prospectus, prospectus supplement or any issuer free writing prospectus used in connection with such Registration Statement as may be necessary to comply with the provisions of the Securities Act applicable to it with respect to the disposition of Registrable Securities covered thereby for the period set forth in Section 2.05(a).

(c) Prior to filing a Registration Statement, a prospectus or any issuer free writing prospectus or any amendment or supplement to such Registration Statement, prospectus or issuer free writing prospectus, the Company will make available to (i) each Participating Holder, (ii) Holders’ Counsel and (iii) each Underwriter of the Registrable Securities covered by such Registration Statement, copies of such Registration Statement, prospectus or issuer free writing prospectus and each amendment or supplement as proposed to be filed, together with any exhibits thereto, and thereafter, furnish to such Participating Holders, Holders’ Counsel and Underwriters, if any, such number of copies of such Registration Statement, prospectus or issuer free writing prospectus and each amendment and supplement thereto, the prospectus included in such Registration Statement (including each preliminary prospectus) and such other documents or information as such Participating Holder, Holders’ Counsel or Underwriters may reasonably request in order to facilitate the disposition of the Registrable Securities in accordance with the plan of distribution set forth in the prospectus included in the Registration Statement.

(d) The Company will promptly notify each Participating Holder of any stop order issued or threatened by the Commission and use commercially reasonable efforts to prevent the issuance of such stop order or, if issued, to remove it as soon as reasonably possible.

(e) On or prior to the date on which the Registration Statement is declared effective, the Company shall use commercially reasonable efforts to register or qualify such Registrable Securities under such other securities or blue sky laws of such jurisdictions as any Participating Holder reasonably requests and do any and all other lawful acts and things which may be necessary or advisable to enable the Participating Holders to consummate the disposition in such jurisdictions of such Registrable Securities, and use commercially reasonable efforts to keep each such registration or qualification (or exemption therefrom) effective while the Registration Statement is effective; provided, that the Company will not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this paragraph (e), (ii) subject itself to taxation in any such jurisdiction or (iii) consent to general service of process in any such jurisdiction.

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(f) The Company will notify each Participating Holder, Holders’ Counsel and the Underwriter promptly and confirm such notice in writing, (i) when any prospectus, prospectus supplement, post-effective amendment or issuer free writing prospectus has been filed and, with respect to a Registration Statement or any post-effective amendment, when the same has become effective, (ii) of any request by the Commission or any other federal or state governmental authority for amendments or supplements to a Registration Statement, prospectus or issuer free writing prospectus for additional information to be included in any Registration Statement, prospectus or issuer free writing prospectus, (iii) of the issuance by any state securities commission or other regulatory authority of any order suspending the qualification or exemption from qualification of any of the Registrable Securities under state securities or blue sky laws or the initiation of any proceedings for that purpose, and (iv) of the happening of any event that makes any statement made in a Registration Statement or any related prospectus or issuer free writing prospectus or any document incorporated or deemed to be incorporated by reference therein untrue or that requires the making of any changes in such Registration Statement, prospectus, issuer free writing prospectus or documents so that they will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements in the Registration Statement, prospectus or issuer free writing prospectus not misleading in light of the circumstances in which they were made; and, as promptly as practicable thereafter, prepare and file with the Commission a supplement or amendment to such Registration Statement, prospectus or issuer free writing prospectus so that such Registration Statement, prospectus or issuer free writing prospectus will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each Participating Holder hereby agrees to keep any disclosures under subsection (iv) above confidential until such time as a supplement or amendment is filed.

(g) The Company will furnish customary closing certificates and other deliverables to the Underwriter(s) and the Participating Holders and enter into customary agreements satisfactory to the Company (including, if applicable, an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of such Registrable Securities.

(h) The Company will make available for inspection by any Underwriter participating in any disposition pursuant to such Registration Statement, and any attorney, accountant or other agent retained by any such Participating Holder or Underwriter (in each case after reasonable prior notice and at reasonable times during normal business hours and without unnecessary interruption of the Company’s business or operations), all financial and other records, pertinent corporate documents and properties of the Company, and cause the Company’s officers, directors, employees and independent accountants to supply all information reasonably requested by any such Participating Holder, Underwriter, attorney, accountant or agent in connection with such Registration Statement.

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(i) The Company shall use commercially reasonable efforts to cause all such Registrable Securities registered pursuant hereunder to be listed on each national securities exchange on which similar securities of the same class issued by the Company are then listed.

(j) The Company shall use commercially reasonable efforts to ensure the obtaining of all necessary approvals from FINRA.

(k) The Company shall furnish to each Participating Holder a copy of all documents filed with and all material correspondence from or to the Commission in connection with any such offering of Registrable Securities.

(l) The Company shall use its commercially reasonable efforts to furnish to the lead Underwriter, addressed to the Underwriters, (1) an opinion of counsel for the Company (which may be the Company’s General Counsel), dated the effective date of the Registration Statement and the closing of the sale of any securities thereunder, as well as a consent to be named in the Registration Statement or any prospectus thereto, and (2) comfort letters as well as an audit opinion and consent to be named in the Registration Statement or any prospectus relating thereto signed by the Company’s independent public accountants who have examined and reported on the Company’s financial statements included in the Registration Statement covering substantially the same matters with respect to the Registration Statement (and the prospectus or any issuer free writing prospectus included therein) and (in the case of the accountants’ comfort letters) with respect to events subsequent to the date of the financial statements, as are customarily covered in opinions of issuer’s counsel and in accountants’ comfort letters delivered to the underwriters in underwritten public offerings of securities, to the extent that the Company is required to deliver or cause the delivery of such opinion or comfort letters to the underwriters in an underwritten public offering of securities.

(m) With respect to a Demand Registration involving an offering of at least either (x) Registrable Securities that constitute five percent (5%) of the Company’s outstanding Common Stock as of the Request Date or (y) Registrable Securities with a fair market value of $75,000,000.00 as of the Request Date, at the reasonable request of the Requesting Holder(s), cause appropriate executives to participate, at the Company’s expense, in customary investor presentations and “road shows” not to exceed five (5) Business Days in duration (to be scheduled in a collaborative manner so as not to unreasonably interfere with the conduct of the business of the Company).

Section 2.05 Participating Holders’ Obligations. The Company may require each Participating Holder to promptly furnish in writing to the Company such information regarding the distribution of the Registrable Securities as the Company may from time to time reasonably request and such other information as may be legally required in connection with such registration, including, without limitation, all such information as may be requested by the Commission. Each Participating Holder agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 2.04(f) hereof, such Participating Holder will forthwith discontinue disposition of Registrable Securities pursuant to

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the Registration Statement covering such Registrable Securities until such Participating Holder’s receipt of the copies of the supplemented or amended prospectus or issuer free writing prospectus contemplated by Section 2.04(f) hereof, and, if so directed by the Company, such Participating Holder will deliver to the Company all copies, other than permanent file copies then in such Participating Holder’s possession and retained solely in accordance with record retention policies then-applicable to such Participating Holder, of the most recent prospectus or issuer free writing prospectus covering such Registrable Securities at the time of receipt of such notice.

Section 2.06 Blackout Provisions.

(a) Notwithstanding anything in this Agreement to the contrary, by delivery of written notice to the Participating Holders (a “Suspension Notice”) stating which one or more of the following limitations shall apply to the addressee of such Suspension Notice, the Company may (1) postpone effecting a registration under this Agreement, or (2) require such addressee to refrain from disposing of Registrable Securities under the registration, in either case for a period of no more than 180 consecutive days from the delivery of such Suspension Notice (which period may not be extended or renewed). The Company may postpone effecting a registration or apply the limitations on dispositions specified in clause 2 of this Section 2.06(a) if (w) the Board of Directors of the Company (the “Board”) in good faith determines that such registration or disposition would materially impede, delay or interfere with any material transaction then pending or proposed to be undertaken by the Company or any of its subsidiaries, (x) the Board in good faith determines that the Company is in possession of material non-public information the disclosure of which during the period specified in such notice the Board reasonably believes would not be in the best interests of the Company or (y) during any Scheduled Black-Out Period.

(b) If the Company shall take any action pursuant to clause 2 of Section 2.06(a) with respect to any Participating Holder in a period during which the Company shall be required to cause a Registration Statement to remain effective under the Securities Act and the prospectus to remain current, such period shall be extended for such Participating Holder by one (1) day beyond the end of such period for each day that, pursuant to Section 2.06(a), the Company shall require such Participating Holder to refrain from disposing of Registrable Securities owned by such Participating Holder.

Section 2.07 Exchange Act Registration. The Company will use its commercially reasonable efforts to timely file with the Commission such information as the Commission may require under Section 13(a) or Section 15(d) of the Exchange Act and the Company shall use its commercially reasonable efforts to take all action as may be required as a condition to the availability of Rule 144 under the Securities Act with respect to its Common Stock.

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ARTICLE III

INDEMNIFICATION

Section 3.01 Indemnification by the Company. With respect to each Registration which has been effected pursuant to Section 2.01 or Section 2.02, the Company agrees, notwithstanding the termination of this Agreement, to indemnify and hold harmless, to the fullest extent permitted by law, each Participating Holder and each of its managers, members, partners, officers, directors, employees and agents, and each Person, if any, who controls such Participating Holder within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act and any controlled Affiliate of such Participating Holder, together with the managers, members, partners, officers, directors, employees and agents of such controlling Person (each such Person being referred to herein as a “Covered Person”), from and against any and all losses, claims, damages, liabilities, reasonable attorneys’ fees, costs and expenses of investigating and defending any such claim (collectively, “Damages”) and any action in respect thereof to which such Participating Holder, and any such Covered Person may become subject under the Securities Act or otherwise, insofar as such Damages (or proceedings in respect thereof) arise out of, or are based upon, (i) any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement (including any prospectus or issuer free writing prospectus) (or any amendment or supplement thereto), or (ii) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or issuer free writing prospectus, in light of the circumstances in which they were made) not misleading, and shall reimburse such Participating Holder and each such Covered Person for any legal and other expenses reasonably incurred by such Participating Holder or Covered Person in investigating or defending or preparing to defend against any such Damages or proceedings; provided, however, that the Company shall not be liable to in any such case to the extent that any such loss, claim, damage, liability (or action or proceeding in respect thereof) or expense arises out of or is based upon an untrue statement or alleged untrue statement, or omission or alleged omission, made or incorporated by reference in such Registration Statement, any such prospectus, issuer free writing prospectus or preliminary prospectus or any amendment or supplement thereto, or any document incorporated by reference therein, in reliance upon, and in conformity with, written information prepared and furnished to the Company by any Participating Holder or Covered Person expressly for use therein.

Section 3.02 Indemnification by the Participating Holders. Each of the Participating Holders agree, jointly and severally, to indemnify and hold harmless the Company, its officers, directors, employees, agents, each underwriter and each Person, if any, who controls the Company or any of its subsidiaries within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act and any controlled Affiliate of the Company or any of its subsidiaries, together with the managers, members, partners, officers, directors, employees and agents of such Person, to the same extent as the foregoing indemnity from the Company to the Participating Holders, for information related to the Participating Holders or a Covered Person, or their plan of distribution, furnished in writing by the Participating Holders or any Covered Person to the Company expressly for use in any Registration Statement, prospectus or issuer free writing prospectus, or any amendment or supplement thereto, or any preliminary prospectus. No Holder shall be required to indemnify any Person pursuant to this Section 3.02 for any amount in excess of the net proceeds of the Registrable Securities sold for the account of such Holder.

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Section 3.03 Conduct of Indemnification Proceedings. Promptly after receipt by any Person (an “Indemnified Party”) of notice of any claim or the commencement of any action in respect of which indemnity may be sought pursuant to Section 3.01 or 3.02, the Indemnified Party shall, if a claim in respect thereof is to be made against the Person against whom such indemnity may be sought (an “Indemnifying Party”), notify the Indemnifying Party in writing of the claim or the commencement of such action; provided that the failure to notify the Indemnifying Party shall relieve the Indemnifying Party from liability that it may have to an Indemnified Party otherwise than under Section 3.01 or 3.02 to the extent of any prejudice resulting therefrom. If any such claim or action shall be brought against an Indemnified Party, and it shall notify the Indemnifying Party thereof, the Indemnifying Party shall be entitled to assume the defense thereof with counsel reasonably satisfactory to the Indemnified Party. After notice from the Indemnifying Party to the Indemnified Party of its election to assume the defense of such claim or action, the Indemnifying Party shall not be liable to the Indemnified Party for any legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof other than reasonable out-of-pocket costs of investigation; provided, that the Indemnified Party shall have the right to employ separate counsel to represent the Indemnified Party who may be subject to liability arising out of any claim in respect of which indemnity may be sought by the Indemnified Party against the Indemnifying Party, but the fees and expenses of such counsel shall be for the account of such Indemnified Party unless (i) the Indemnifying Party and the Indemnified Party shall have mutually agreed to the retention of such counsel or (ii) in the reasonable opinion of counsel to such Indemnified Party representation of both parties by the same counsel would be inappropriate due to actual or potential conflicts of interest between them, it being understood, however, that the Indemnifying Party shall not, in connection with any one such claim or action or separate but substantially similar or related claims or actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate firm of attorneys (together with appropriate local counsel) at any time for all Indemnified Parties. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any claim or pending or threatened proceeding in respect of which the Indemnified Party is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party. Whether or not the defense of any claim or action is assumed by the Indemnifying Party, such Indemnifying Party will not be subject to any liability for any settlement made without its written consent.

Section 3.04 Contribution. If the indemnification provided for pursuant to this Article III is due in accordance with the terms hereof, but is held by a court to be unavailable or unenforceable in respect of any Damages referred to herein, then each applicable Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Damages in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and of the Indemnified Party on the other in connection with the statements or omissions which result in such Damages as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party on the one hand and of the Indemnified Party on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Indemnifying Party or by the Indemnified Party, and by such party’s relative intent, knowledge, access to information and opportunity to correct or prevent such

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statement or omission. In no event shall the liability of any Holder hereunder be in excess of the net proceeds of the Registrable Securities sold for the account of such Holder or the amount for which such Indemnifying Party would have been obligated to pay by way of indemnification if the indemnification provided in this Article III.

ARTICLE IV

MISCELLANEOUS

Section 4.01 Holdback. Each Holder of Registrable Securities agrees to enter into a lock-up agreement with the managing Underwriter for any underwritten offering of the Company’s securities (whether or not Registrable Securities are included in such offering), containing terms reasonably acceptable to such managing Underwriter, covering the period commencing 15 days prior to the effective date of the Registration Statement or, if applicable, the prospectus supplement, pertaining to such offering and ending on the 90th day after such effective date.

Section 4.02 Termination of Registration Rights. The rights granted under this Agreement shall terminate on the date that is three (3) months after the date no manager, member, partner, officer, director or employee of the Holder(s) or MHR Fund Management LLC is a member of the Board.

Section 4.03 Amendment and Modification. This Agreement may be amended, modified and supplemented, and any of the provisions contained herein may be waived, only by a written instrument signed by the Company and each Holder, provided that the addition of a Permitted Transferee as a Holder hereunder shall not constitute an amendment or modification for purposes of this Section 4.03.

Section 4.04 Assignment; Binding Effect; Entire Agreement. The rights and obligations hereunder may be assigned in whole or in part by any Holder to a controlled affiliate of such Holder or to any member, partner or stockholder of any such Holder (a “Permitted Transferee”) without the consent of the Company or the other Holders. Such assignment shall be effective upon receipt by the Company of (x) written notice from the Holder certifying that the transferee is a Permitted Transferee, stating the name and address of the Permitted Transferee and identifying the amount of Registrable Securities with respect to which the rights under this Agreement are being transferred, and (y) a written agreement from the Permitted Transferee to be bound by all of the terms of this Agreement. Upon receipt of the documents referenced in (x) and (y) above, the Permitted Transferee shall thereafter be deemed to be a “Holder.” Except as set forth above, this Agreement and the rights and obligations hereunder may not be assigned by any party hereto without the prior written consent of each of the other parties hereto. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. This Agreement sets forth the entire agreement and understanding between the parties as to the subject matter hereof and merges and supersedes all prior discussions, agreements and understandings of any and every nature among them with respect to the subject matter hereof.

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Section 4.05 Severability. In the event that any provision of this Agreement or the application of any provision hereof is declared to be illegal, invalid or otherwise unenforceable by a court of competent jurisdiction, the remainder of this Agreement shall not be affected except to the extent necessary to delete such illegal, invalid or unenforceable provision unless that provision held invalid shall substantially impair the benefits of the remaining portions of this Agreement.

Section 4.06 Notices. All notices, requests and other communications to any party hereunder shall be in writing (including fax or similar writing) and shall be given to:

If to the Company:

Navistar International Corporation

2701 Navistar Drive

Lisle, Illinois 60532

Facsimile: (331) 332-3186

Email: curt.kramer@navistar.com

Attention: Curt Kramer

With copies (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

155 N. Wacker Drive

Suite 2700

Chicago, Illinois 60606

Facsimile: (312) 407-0411

Email: charles.mulaney@skadden.com

Attention: Charles W. Mulaney, Jr.

                 Richard C. Witzel, Jr.

If to the Holders:

MHR Fund Management LLC

40 West 57th Street, 24th Floor

New York, NY 10019

Attn: Janet Yeung, Esq.

Telephone: (212) 262-0005

Facsimile: (212) 262-9356

or such other address or fax number as such party may hereafter specify for the purpose of giving such notice to such party. Each such notice, request or other communication shall be deemed to have been received (a) if given by fax, when such fax is transmitted to the fax number specified pursuant to this Section 4.06 and appropriate confirmation is received, or (b) if given by any other means, when delivered in person or by overnight courier or two (2) business days after being sent by registered or certified mail (postage prepaid, return receipt requested).

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Section 4.07 Headings. The headings in this Agreement are for convenience of reference only and shall not constitute a part of this Agreement, nor shall they affect their meaning, construction or effect.

Section 4.08 Counterparts. This Agreement may be executed via facsimile or electronic transmission and in any number of counterparts, each of which shall be deemed to be an original instrument and all of which together shall constitute one and the same instrument.

Section 4.09 Remedies. In the event of a breach or a threatened breach by any party to this Agreement of its obligations under this Agreement, any party injured or to be injured by such breach will be entitled to specific performance, without posting a bond, of its rights under this Agreement or to injunctive relief, in addition to being entitled to exercise all rights provided in this Agreement and granted by law, it being agreed by the parties that the remedy at law, including monetary damages, for breach of any such provision will be inadequate compensation for any loss and that any defense or objection in any action for specific performance or injunctive relief that a remedy at law would be adequate is waived.

Section 4.10 Governing Law; Jurisdiction; Waiver of Jury Trial. This Agreement and any claim, controversy or dispute arising under or related to this Agreement and/or the interpretation and enforcement of the rights and duties of the parties shall be governed by and construed in accordance with the laws of the State of Delaware without reference to the conflict of laws principles thereof. Each of the Holders and the Company (a) irrevocably and unconditionally consents to the exclusive personal jurisdiction and venue of the Chancery Court of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction and venue by motion or other request for leave from any such court, (c) agrees that it shall not bring any action relating to this Agreement or otherwise in any court other than the Chancery Court of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) and (d) irrevocably waives the right to trial by jury.

[Signature pages follow]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first above written.

NAVISTAR INTERNATIONAL CORPORATION

By:	/s/ Curt A. Kramer
Name: Curt A. Kramer
Title: Corporate Secretary

MHR CAPITAL PARTNERS MASTER ACCOUNT LP MHR CAPITAL PARTNERS (100) LP

By: MHR Advisors LLC
Its: General Partner

By:	/s/ Mark H. Rachesky, M.D.
Name: Mark H. Rachesky, M.D.
Title: President

MHR INSTITUTIONAL PARTNERS III LP

By: MHR Institutional Advisors III LLC
Its: General Partner

By:	/s/ Mark H. Rachesky, M.D.
Name: Mark H. Rachesky, M.D.
Title: President